EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 4, 2001
================================================================================

                                                                   NEWS FROM UTi

Contacts:

Lawrence R. Samuels                             Cecilia Wilkinson/Julie MacMedan
Chief Financial Officer                         PondelWilkinson MS&L
UTi Worldwide Inc.                              310.207.9300
310.604.3311                                    investor@pondel.com

      UTi WORLDWIDE REPORTS FISCAL 2002 THIRD QUARTER FINANCIAL RESULTS
     -- COMPANY EARNS $0.23 PER SHARE IN TOUGH CLIMATE FOR THIRD QUARTER --

RANCHO DOMINGUEZ, CALIFORNIA -- DECEMBER 4, 2001 -- UTi Worldwide Inc. (NasdaqNM:UTIW) today reported financial results for the three- and nine-month periods ended October 31, 2001, using accounting principles generally accepted in the U.S. (U.S. GAAP).

Reflecting the continuing impact of the global economic downturn, net revenues for the 2002 fiscal third quarter were $79.6 million, compared with $82.8 million a year ago. Gross revenues totaled $235.6 million versus $240.8 million in the corresponding quarter last year. Additionally, foreign exchange rates negatively impacted revenues for the current quarter versus the comparable period in the prior year. On a constant currency basis using exchange rates in effect for the fiscal 2001 third quarter, net revenues would have been $86.0 million, reflecting a growth rate of 4 percent over the year-ago period, and gross revenues would have advanced 3 percent to $248.2 million.

Net income rose to $5.9 million for the 2002 fiscal third quarter from $4.8 million reported in the same quarter a year ago. Diluted earnings per share for the current third quarter was $0.23, based on 25.3 million shares outstanding, versus $0.24 a year earlier, based on 19.7 million shares outstanding. The current quarter earnings per share reflects the significant increase in the number of shares outstanding related to the U.S. initial public offering, which became effective in November 2000. The prior year third quarter net income includes a non-recurring non-cash charge of $2.3 million for a final distribution from a stock award compensation plan, representing $0.12 per diluted share.

"The events of September 11 exacerbated an already challenging business environment," said Roger I. MacFarlane, UTi Worldwide's chief executive officer. "We are particularly proud of our employees who met this challenge head-on and created solutions on behalf of our clients, exemplifying our continued focus on customer service. In some cases, for example, we transported goods by chartering flights and in others, by shipping freight originally designated as airfreight via ocean, while preserving maximum yields under the circumstances.

"We are also pleased with how we continued to manage costs during the quarter which showed only a mild seasonal pick-up in net revenues from the 2002 second fiscal quarter. Compared with the immediately preceding quarter, operating expenses were down, resulting in an improved operating profit margin, excluding amortization of goodwill, of 130 basis points to 13.8 percent from 12.5 percent," said MacFarlane.

"We are further encouraged with the strong growth experienced in the Asia-Pacific lanes during the quarter compared with the same period a year ago, even with the Continental acquisition included in two months of the baseline. Moreover, October results fared better than expected, in part, because we did not actually experience the squeeze on yields as we had originally anticipated."


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                                      -4-

EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 4, 2001
================================================================================

Net revenues for the first nine months of fiscal 2002 increased 4 percent to $232.8 million from $223.9 million reported for the same period a year ago. Gross revenues totaled $670.0 million, a 4 percent improvement from $642.8 million last year.

Net income for the fiscal 2002 nine-month period advanced 29 percent to $15.4 million from $11.9 million in the year-earlier period, which included the $2.3 million stock compensation charge. Diluted earnings per share for the first nine months of fiscal 2002 was $0.60, compared with $0.61, for the corresponding fiscal 2001 period, again reflecting the significant increase in the number of shares outstanding as a result of the U.S. initial public offering in November 2000.

"Even though the third quarter ended on an encouraging note, we continue to be cautious about the future, given reduced airfreight capacity and its potential impact on yields. We are diligently pursuing additional business with new and existing customers and closely managing expenses for the fourth quarter, which includes the month of January, historically our slowest month," MacFarlane said.

As of October 31, 2001, UTi Worldwide reported total cash and cash equivalents, net of bank lines of credit and short-term bank borrowings, of $65 million. Through the first nine months of fiscal 2002, the company generated $23 million in free cash flow, primarily by managing collections on receivables and controlling capital expenditures. "Our ability to generate free cash flow, particularly in difficult market conditions, underscores UTi's commitment to sound financial discipline," added MacFarlane.

ABOUT UTi WORLDWIDE

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as the coordination of shipping and the storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chains. The company has a global and diverse business customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

INVESTOR CONFERENCE CALL

UTi management will host an investor conference call on Tuesday, December 4, 2001, at 6:00 a.m. PST (9:00 a.m. EST) to review the company's financials and operations for the third quarter 2002. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.companyboardroom.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 6:00 p.m. PST, Tuesday, December 18, 2001 at both Web sites. A telephonic playback of the conference call also will be available from approximately 8:00 a.m. PST, Tuesday, December 4, through 6:00 p.m. PST, Tuesday, December 11, by calling 800-633-8284 (domestic) or 858-812-6440 (international) and using reservation number 19914903.

SAFE HARBOR STATEMENT

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the company's discussion of its strategies to realize operating margin gains, the company's ability to benefit from on-going cost control efforts, the company's focus on gaining market share, and any other statements, which are not historical facts. Many important factors may cause the


================================================================================

EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 4, 2001
================================================================================

company's actual results to differ materially from those discussed in any such forward-looking statements, including general economic, political and market conditions, increased competition, integration risks associated with acquisitions, the effects of changes in foreign exchange rates, increases in the company's effective tax rates, industry consolidation making it more difficult to compete against larger companies, risks of international operations, the success and effects of new strategies, disruptions caused by conflicts, wars and terrorism, shortages in available cargo and container space and capacity constraints and changes by carriers in scheduling, frequency of services, cost increases and other factors not in the company's control, and the other risks and uncertainties described in the company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those indicated. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

                                 (Tables Follow)


================================================================================

EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 4, 2001
================================================================================

UTi WORLDWIDE INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s, except share and per share amounts)


                                                       THREE MONTHS ENDED                         NINE MONTHS ENDED
                                                 ---------------------------------         ---------------------------------
                                                           OCTOBER 31,                               OCTOBER 31,
                                                 ---------------------------------         ---------------------------------
                                                     2001                 2000                 2001                 2000
                                                 ------------         ------------         ------------         ------------
                                                                                (Unaudited)
Gross revenue:
   Airfreight forwarding                         $    129,941         $    135,465         $    368,394         $    354,279
   Ocean freight forwarding                            66,578               67,730              192,718              186,235
   Customs brokerage                                   14,395               16,670               42,894               46,193
   Other                                               24,691               20,901               65,988               56,044
                                                 ------------         ------------         ------------         ------------
      Total gross revenue                             235,605              240,766              669,994              642,751
                                                 ============         ============         ============         ============

Net revenue:
   Airfreight forwarding                               36,955               39,415              110,404              106,747
   Ocean freight forwarding                            15,415               14,908               43,386               38,991
   Customs brokerage                                   14,015               15,698               41,562               43,516
   Other                                               13,252               12,764               37,434               34,664
                                                 ------------         ------------         ------------         ------------
      Total net revenue                                79,637               82,785              232,786              223,918
                                                 ------------         ------------         ------------         ------------

Staff costs                                            39,571               42,320              118,864              115,404
Depreciation                                            2,338                2,461                6,993                6,716
Amortization of goodwill                                1,507                1,323                4,165                3,200
Other operating expenses                               26,745               28,682               79,499               79,473
                                                 ------------         ------------         ------------         ------------

Operating income                                        9,476                7,999               23,265               19,125
Interest expense, net                                    (297)                (856)                (949)              (2,516)
(Losses)/gains on foreign exchange                       (369)                 237                 (460)                 870
                                                 ------------         ------------         ------------         ------------

Pretax income                                           8,810                7,380               21,856               17,479
Income tax expense                                     (2,524)              (2,252)              (5,676)              (4,831)
                                                 ------------         ------------         ------------         ------------

Income before minority interests                        6,286                5,128               16,180               12,648
Minority interests                                       (355)                (305)                (820)                (705)
                                                 ------------         ------------         ------------         ------------

Net income                                       $      5,931         $      4,823         $     15,360         $     11,943
                                                 ============         ============         ============         ============

Basic earnings per ordinary share                $       0.24         $       0.25         $       0.62         $       0.68
Diluted earnings per ordinary share              $       0.23         $       0.24         $       0.60         $       0.61

Number of weighted-average diluted shares outstanding used for per share calculations:

      Basic shares                                 24,962,176           19,188,004           24,951,762           17,561,163
      Diluted shares                               25,292,731           19,693,224           25,442,559           19,615,792


================================================================================

EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 4, 2001
================================================================================


UTi WORLDWIDE INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Prepared in Accordance with U. S. Generally Accepted Accounting Principles) (US$000s)


                                                            OCTOBER 31,       JANUARY 31,
                                                               2001              2001
                                                             ---------         ---------
                                                            (Unaudited)
ASSETS

Cash and cash equivalents                                    $  83,397         $  98,372
Trade receivables, net                                         192,198           212,860
Other current assets                                            20,627            23,551
                                                             ---------         ---------
           Total current assets                                296,222           334,783

Property, plant and equipment, net                              30,177            34,952
Goodwill, net                                                   70,161            68,043
Investments                                                        181               209
Deferred income tax assets                                       1,671             1,469
Other non-current assets                                         3,995             4,297
                                                             ---------         ---------
           Total assets                                      $ 402,407         $ 443,753
                                                             =========         =========

LIABILITIES & SHAREHOLDERS' EQUITY

Bank lines of credit                                         $   8,618         $  32,609
Current portion of capital lease obligations                     1,961             2,307
Short-term borrowings                                           10,160            11,570
Trade payables and other accrued liabilities                   169,712           188,902
Income taxes payable                                             4,307             3,747
Deferred income tax liabilities                                    453               213
                                                             ---------         ---------
           Total current liabilities                           195,211           239,348

Long-term bank borrowings                                        2,866             3,159
Capital lease obligations                                        6,916             8,672
Deferred income tax liabilities                                  2,141             2,377
Pension obligations                                                672               682
                                                             ---------         ---------
           Total long-term liabilities                          12,595            14,890

Minority interests                                               2,486             2,027

Commitments and contingencies

Shareholders' equity:
      Common stock                                             206,974           206,626
      Retained earnings                                         32,812            19,376
      Accumulated other comprehensive loss                     (47,671)          (38,514)
                                                             ---------         ---------
           Total shareholders' equity                          192,115           187,488
                                                             ---------         ---------

           Total liabilities and shareholders' equity        $ 402,407         $ 443,753
                                                             =========         =========


================================================================================

EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 4, 2001
================================================================================


UTi WORLDWIDE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)

                                                                         NINE MONTHS ENDED
                                                                     -------------------------
                                                                            OCTOBER 31,
                                                                     -------------------------
                                                                       2001             2000
                                                                     --------         --------
                                                                            (Unaudited)
OPERATING ACTIVITIES:

Net income                                                           $ 15,360         $ 11,943
Adjustments to reconcile net income to net cash
  provided by operating activities:
      Stock compensation costs                                            143            3,731
      Depreciation                                                      6,993            6,716
      Amortization of goodwill                                          4,165            3,200
      Deferred income taxes                                               280              449
      Gain on disposal of property, plant and equipment                  (195)            (166)
      Gain on disposal of other investments                                --             (312)
      Other                                                               765              510
      Changes in operating assets and liabilities:
           Decrease/(increase) in trade receivables and other
            current assets                                             11,347          (68,361)
           (Decrease)/increase in trade payables and other
           accrued liabilities                                         (9,234)          61,697
                                                                     --------         --------
      Net cash provided by operating activities                        29,624           19,407
                                                                     --------         --------

INVESTING ACTIVITIES:

Purchases of property, plant and equipment                             (5,335)         (10,358)
Proceeds from disposal of property, plant and equipment                   726              486
Acquisition of subsidiaries                                            (7,067)         (23,016)
Other                                                                      63              638
                                                                     --------         --------
      Net cash used in investing activities                           (11,613)         (32,250)
                                                                     --------         --------

FINANCING ACTIVITIES:
(Decrease)/increase in bank lines of credit                           (23,991)          25,825
(Decrease)/increase in short-term borrowings                           (1,055)           3,246
Long-term borrowings -- advanced                                          135              358
Long-term borrowings -- repaid                                           (225)            (183)
Capital lease obligations -- repaid                                      (856)          (1,558)
Decrease in minority interests                                           (472)            (206)
Dividends paid                                                         (1,924)          (3,118)
Proceeds from issuance of ordinary shares                                 203               --
                                                                     --------         --------
      Net cash (used in)/provided by financing activities             (28,185)          24,364
                                                                     --------         --------

Net (decrease)/increase in cash and cash equivalents                  (10,174)          11,521

Cash and cash equivalents at beginning of period                       98,372           20,760
Effect of foreign exchange rate changes                                (4,801)          (2,951)
                                                                     --------         --------

Cash and cash equivalents at end of period                           $ 83,397         $ 29,330
                                                                     ========         ========


================================================================================

EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 4, 2001
================================================================================


UTi WORLDWIDE INC.
SEGMENT REPORTING
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)


                                                                     THREE MONTHS ENDED OCTOBER 31, 2001
                                       ------------------------------------------------------------------------------------------
                                                                                 (Unaudited)
                                          Europe          Americas     AsiaPacific       Africa        Corporate         Total
                                       -------------   -------------  -------------   -------------  -------------   ------------
Gross revenue from external customers  $      68,743   $      65,066  $      67,451   $      34,345  $          --   $    235,605
                                       =============   =============  =============   =============  =============   ============

Net revenue                            $      15,995   $      24,629  $      16,339   $      22,674  $          --   $     79,637
Staff costs                                    8,832          14,820          6,649           8,241          1,029         39,571
Depreciation                                     641             644            428             552             73          2,338
Amortization of goodwill                         148             924            364              71             --          1,507
Other operating expenses                       4,572           8,043          4,697           9,480            (47)        26,745
                                       -------------   -------------  -------------   -------------  -------------   ------------
Operating income                       $       1,802   $         198  $       4,201   $       4,330  $      (1,055)         9,476
                                       =============   =============  =============   =============  ==============
Interest expense, net                                                                                                        (297)
Losses on foreign exchange                                                                                                   (369)
                                                                                                                     -------------
Pretax income                                                                                                               8,810
Income tax expense                                                                                                         (2,524)
                                                                                                                     -------------
Income before minority interests                                                                                     $      6,286
                                                                                                                     ============


                                                                     THREE MONTHS ENDED OCTOBER 31, 2000
                                       ------------------------------------------------------------------------------------------
                                                                                 (Unaudited)
                                          Europe         Americas      AsiaPacific        Africa       Corporate        Total
                                       -------------   -------------  -------------   -------------  --------------  ------------
Gross revenue from external customers  $      71,496   $      81,587  $      52,828   $      34,855  $          --   $    240,766
                                       =============   =============  =============   =============  =============   ============

Net revenue                            $      16,126   $      28,082  $      13,142   $      25,435  $          --   $     82,785
Staff costs                                    8,060          16,281          5,278          12,352            349         42,320
Depreciation                                     720             609            323             792             17          2,461
Amortization of goodwill                         162             872            202              87             --          1,323
Other operating expenses                       5,151           9,448          3,609          10,983           (509)        28,682
                                       -------------   -------------  -------------   -------------  --------------  ------------
Operating income                       $       2,033   $         872  $       3,730   $       1,221  $         143          7,999
                                       =============   =============  =============   =============  =============
Interest expense, net                                                                                                        (856)
Gains on foreign exchange                                                                                                     237
                                                                                                                     ------------
Pretax income                                                                                                               7,380
Income tax expense                                                                                                         (2,252)
                                                                                                                     -------------
Income before minority interests                                                                                     $      5,128
                                                                                                                     ============


================================================================================

EXHIBIT 99.1                                 NEWS RELEASE DATED DECEMBER 4, 2001
================================================================================


UTi WORLDWIDE INC.
SEGMENT REPORTING

(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)

                                                                   NINE MONTHS ENDED OCTOBER 31, 2001
                                         ------------------------------------------------------------------------------------------
                                                                                (Unaudited)
                                             Europe        Americas      AsiaPacific       Africa        Corporate         Total
                                         -------------   -------------  -------------   -------------  -------------   ------------
Gross revenue from external customers    $     195,338   $     199,807  $     178,026   $      96,823  $          --   $    669,994
                                         =============   =============  =============   =============  =============   ============

Net revenue                              $      46,188   $      72,607  $      45,149   $      68,842  $          --   $    232,786
Staff costs                                     25,995          43,912         19,520          26,276          3,161        118,864
Depreciation                                     1,795           1,902          1,213           1,835            248          6,993
Amortization of goodwill                           482           2,485            971             227             --          4,165
Other operating expenses                        12,449          22,589         13,607          30,873            (19)        79,499
                                         -------------   -------------  -------------   -------------  -------------   ------------
Operating income                         $       5,467   $       1,719  $       9,838   $       9,631  $      (3,390)        23,265
                                         =============   =============  =============   =============  =============
Interest expense, net                                                                                                          (949)
Losses on foreign exchange                                                                                                     (460)
                                                                                                                       ------------
Pretax income                                                                                                                21,856
Income tax expense                                                                                                           (5,676)
                                                                                                                       ------------
Income before minority interests                                                                                       $     16,180
                                                                                                                       ============


                                                                       NINE MONTHS ENDED OCTOBER 31, 2000
                                         ------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
                                             Europe        Americas      AsiaPacific        Africa       Corporate         Total
                                         -------------   -------------  -------------   -------------  -------------   ------------
Gross revenue from external customers    $     209,156   $     213,724  $     121,986   $      97,885  $          --   $    642,751
                                         =============   =============  =============   =============  =============   ============

Net revenue                              $      46,357   $      73,751  $      30,500   $      73,310  $          --   $    223,918
Staff costs                                     24,315          44,037         13,359          32,760            933        115,404
Depreciation                                     1,805           1,603            734           2,382            192          6,716
Amortization of goodwill                           462           2,065            424             249             --          3,200
Other operating expenses                        14,566          23,450          9,136          32,298             23         79,473
                                         -------------   -------------  -------------   -------------  -------------   ------------
Operating income                         $       5,209   $       2,596  $       6,847   $       5,621  $      (1,148)        19,125
                                         =============   =============  =============   =============  ==============
Interest expense, net                                                                                                        (2,516)
Gains on foreign exchange                                                                                                       870
                                                                                                                       ------------
Pretax income                                                                                                                17,479
Income tax expense                                                                                                           (4,831)
                                                                                                                       -------------
Income before minority interests                                                                                       $     12,648
                                                                                                                       ============



================================================================================